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                          March 7, 2024

       William Chou, M.D.
       Chief Executive Officer
       Passage Bio, Inc.
       One Commerce Square
       2005 Market Street, 39th Floor
       Philadelphia, PA 19103

                                                        Re: Passage Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 4, 2024
                                                            File No. 333-277632

       Dear William Chou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Mitteness, Esq.